Branch 18
811-00352
(Invesco Growth Fund)

40-33


AIM
INVESTMENTS


SEC MAIL
PROCESSING
RECEIVED
DEC 14 2004
WASH. D.C.
202
SECTION

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

December 8, 2004


04052196

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. and A I M Distributors, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc. and A I M Distributors, Inc., one copy of **Plaintiff's Motion to Compel Discovery** and **Defendants' Opposition to Plaintiff's Motion to Compel Discovery** in *Herman C. Ragan, et al. v. INVESCO Funds Group, Inc. and A I M Distributors, Inc.*

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

S:\srr\litigation\Ragan v INVESCO and AIM\Corr\L-120804SEC.doc
120804 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF GEORGIA
DUBLIN DIVISION

HERMAN C. RAGAN, derivatively, and on behalf of himself and all others similarly situated,	)	
Plaintiff,	)	
v.	)	Complaint-Class Action No.: CV304-031
INVESCO FUNDS GROUP, INC. and AIM DISTRIBUTORS, INC.,	)	
Defendants.	)	

PLAINTIFF'S MOTION TO COMPEL DISCOVERY

COMES NOW the Plaintiff, through counsel, and moves the Court to order Defendants to respond to Plaintiff's interrogatories numbered seven, eight, nine, ten, eleven and twelve, and Plaintiff's request for production of documents numbered six, seven, eight, nine, eleven, twelve, thirteen and fourteen that were served on September 2, 2004. These individual discovery requests are set out as follows:

INTERROGATORY SEVEN: Identify all directors who have voted for or against plans to charge 12b-1 fees to investors in funds after the sale of shares in the fund have been closed.

DEFENDANTS' OBJECTION: These defendants object to Interrogatory number 7 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.

GROUNDS FOR MOTION: The identity and location of possible witnesses is relevant to the issue of discretionary transfer of venue.

INTERROGATORY EIGHT: Identify all directors who have voted for or against plans to charge 12b-1 fees to investors in funds wherein other investors in the same fund are charged lesser 12b -1 fees or no 12b-1 fees.

DEFENDANTS' OBJECTION: These defendants object to Interrogatory number 8 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.

GROUNDS FOR MOTION: The information sought in response to interrogatory number eight is rational as such tends to identify those directors whose testimony may be most critical to the matters at issue in this lawsuit. The information is thus relevant to the issue of discretionary transfer of venue.

INTERROGATORY NINE: Identify all entities to whom payments have been made from 12b-1 funds collected from members of the proposed class and state the date and amount of each such payment.

DEFENDANTS' OBJECTION: These defendants object to Interrogatory number 9 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.

GROUNDS FOR MOTION: Testimony from people with entities that received 12b-1 payments as well as documents from those entities should be very relevant to the matters at issue in this case. The identity and location of these entities is very relevant to the matter of discretionary venue.

INTERROGATORY TEN: Identify all parties who have made presentations or prepared reports that were presented to the board members that approved implementation or continuation of 12b-1 plans that charged fees to members of the proposed class.

DEFENDANTS' OBJECTION: These defendants object to Interrogatory number 10 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.

GROUNDS FOR MOTION: The names called for in interrogatory number ten are people whose testimony would be most relevant to the matters at issue in the lawsuit and therefore who they are and their location are very relevant to the issues of discretionary venue.

INTERROGATORY ELEVEN: Identify all persons who have, at any time, expressed an opinion relied upon by board members that justified charging 12b-1 fees to fund investors after the distribution of shares in the fund had closed.

DEFENDANTS' OBJECTION: These defendants object to Interrogatory number 11 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.

GROUNDS FOR MOTION: The names called for in interrogatory number eleven are people whose testimony would be most relevant to the matters at issue in the lawsuit and therefore who they are and their location are very relevant to the issues of discretionary venue.

INTERROGATORY TWELVE: Identify all persons who have, at any time, expressed an opinion relied upon by board members that justified charging 12b-1 fees to some investors in a fund, but not to other investors in the same fund.

DEFENDANTS' OBJECTION: These defendants object to Interrogatory number 11 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.

GROUNDS FOR MOTION: The names called for in interrogatory number twelve are people whose testimony would be most relevant to the matters at issue in the lawsuit and therefore who they are and their location are very relevant to the issues of discretionary venue.

REQUEST SIX: Copies of all plans for deduction and payment of 12b-1 fees.

DEFENDANTS' OBJECTION: These defendants object to Request number 6 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.

GROUNDS FOR MOTION: The requested documents are relevant to the central issues in the case. Production of these documents may obviate the need for the testimony of some of the non-resident witnesses. Such could well mitigate against transfer.

REQUEST SEVEN: All minutes of all board of director meetings wherein 12b-1 fees were discussed or approved.

DEFENDANTS' OBJECTION: These defendants object to Request number 7 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.

GROUNDS FOR MOTION: The requested documents are relevant to the central issues in the case. Production of these documents may obviate the need for the testimony of some of the non-resident witnesses. Such could well mitigate against transfer.

REQUEST EIGHT: All records showing all votes by each director on any vote to adopt or continue plans for 12b-1 fees.

DEFENDANTS' OBJECTION: These defendants object to Request number 8 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.

GROUNDS FOR MOTION: The requested documents are relevant to the central issues in the case. Production of these documents may obviate the need for the testimony of some of the non-resident witnesses. Such could well mitigate against transfer.

REQUEST NINE: All records and materials presented to directors for consideration relating to adoption or continuation of any 12b-1 plan.

DEFENDANTS' OBJECTION: These defendants object to Request number 9 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.

GROUNDS FOR MOTION: The requested documents are relevant to the central issues in the case. Production of these documents may obviate the need for the testimony of some of the non-resident witnesses. Such could well mitigate against transfer.

REQUEST ELEVEN: All records that document any alleged benefits flowing to investors of 12b-1 funds charged after the sale of new shares in the fund has been closed.

DEFENDANTS' OBJECTION: These defendants object to Request number 11 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.

GROUNDS FOR MOTION: The requested documents are relevant to the central issues in the case. Production of these documents may obviate the need for the testimony of some of the non-resident witnesses. Such could well mitigate against transfer.

REQUEST TWELVE: All records that document any alleged benefit flowing to investors who have been charged 12b-1 fees in a fund wherein other classes of investors in the same fund have not been charged the same 12b-1 fees.

DEFENDANTS' OBJECTION: These defendants object to Request number 12 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.

GROUNDS FOR MOTION: The requested documents are relevant to the central issues in the case. Production of these documents may obviate the need for the testimony of some of the non-resident witnesses. Such could well mitigate against transfer.

REQUEST THIRTEEN: All accounting records of 12b-1 charges and payments made from such charges that have been deducted from funds owned by members of the proposed class.

DEFENDANTS' OBJECTION: These defendants object to Request number 13 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.

GROUNDS FOR MOTION: The requested documents are relevant to the central issues in the case. Production of these documents may obviate the need for the testimony of some of the non-resident witnesses. Such could well mitigate against transfer.

REQUEST FOURTEEN: All reports of expenditures of 12b-1 funds collected from members of the proposed class that were prepared as required by 17 C.F.R. § 270.12b-1(b)(3)(ii).

DEFENDANTS' OBJECTION: These defendants object to Request number 14 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.

GROUNDS FOR MOTION: The requested documents are relevant to the central issues in the case. Production of these documents may obviate the need for the testimony of some of the non-resident witnesses. Such could well mitigate against transfer.

A copy of Plaintiff's First Interrogatories and Request for Production of Documents is attached as Exhibit "A." A copy of Defendants' responses are attached as Exhibit "B."

Respectfully submitted,



John C. Bell, Jr.
Georgia State Bar No. 048600
BELL & JAMES
P.O. Box 1547
Augusta, Georgia 30903-1547
(706) 722-2014

Andrew P. Campbell, Esq.
CAMPBELL, WALLER & POER, L.L.C.
Suite 450
2100-A SouthBridge Parkway
Birmingham, Alabama 35209
(205) 803-0051

K. Stephen Jackson, Esq.
K. STEPHEN JACKSON, P.C.
Black Diamond Building
2229 First Avenue North
Birmingham, Alabama 35203
(205) 252-3535

COUNSEL FOR PLAINTIFF

CERTIFICATE OF SERVICE

This is to certify that I have this day served a copy of the foregoing **PLAINTIFF'S MOTION TO COMPEL DISCOVERY**, upon opposing counsel by depositing same in the United States mail with proper postage affixed thereto and addressed as follows:

Thomas W. Tucker, Esquire
TUCKER, EVERITT, LONG,
BREWTON & LANIER
P.O. Box 2426
Augusta, GA 30903-2426

Daniel A. Pollack, Esquire
Edward T. McDermott, Esquire
Anthony Zaccaria, Esquire
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036

This 19th day November, 2004.



John C. Bell, Jr.
Counsel for Plaintiff

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF GEORGIA
DUBLIN DIVISION

HERMAN C. RAGAN, derivatively, and on behalf of himself and all others similarly situated,	)	
Plaintiff,	)	**CIVIL ACTION NO.: CV304-031**
v.	)	
INVESCO FUNDS GROUP, INC. and AIM DISTRIBUTORS, INC.,	)	
Defendants.	)	

BRIEF IN SUPPORT OF PLAINTIFF'S MOTION TO COMPEL DISCOVERY

The Plaintiff's motion to compel discovery should be granted. The information sought is reasonably calculated to develop evidence relative to issues of discretionary venue, including whether or not this case will ultimately be a case dominated by the testimony of conflicting witnesses or will be, instead, more of a question of law applied to a factual record of which there is not substantial dispute. Moreover, the identity and location of witnesses and of documents are relative to issues of discretionary venue.

The relevant factual scenario underlying this motion is as follows:

1. On September 2, 2004, Plaintiff served Defendants with his First Interrogatories and Requests for Production.

2. On September 2, 2004, the Court heard oral argument regarding Defendants' Motion to Transfer Venue. In his brief opposing transfer of venue and during oral argument, Plaintiff argued that Defendants' motion should be denied, or in the alternative, he should be allowed

to conduct discovery before the Court ruled on the issue of venue.

3. On September 8, 2004, the Court issued an Order allowing Plaintiff to conduct discovery related to those "matter[s] which are reasonably calculated to address the issues of venue and transfer."

4. On September 16, 2004, in light of the Court's September 8th Order, local Counsel for Defendants contacted local Counsel for Plaintiff and asked him to narrow the previously requested information and documents. While Plaintiff contends that all of the discovery previously served is reasonably calculated to address the issues of venue and transfer, in the sprit of cooperation, Plaintiff complied with Defendant's request to narrow the documents sought. Plaintiff revised his request for documents by sending another copy of the original requests for production with an asterisk beside those items he was requesting.

5. Plaintiff's narrowed interrogatory discovery requests consist of the following:

- **Interrogatory No. 7: Identify all directors who have voted for or against plans to charge 12b-1 fees to investors in funds after the sale of shares in the fund have been closed.**

- **Interrogatory No. 8: Identify all directors who have voted for or against plans to charge 12b-1fees to investors in funds wherein other investors in the same fund are charged lesser 12b-1fees or no 12b-1 fees.**

- **Interrogatory No. 9: Identify all entities to whom payments have been made from 12b-1 funds collected from members of the proposed class and state the date and amount of each such payment.**

- **Interrogatory No. 10: Identify all parties who have made presentations or prepared reports that were presented to the board members that approved implementation or continuation of 12b-1 plans that charged fees to members of the proposed class.**

- **Interrogatory No. 11:Identify all person who have, at any time, expressed an opinion relied upon by board members that justified charging 12b-1fees to fund**

investors after the distribution of shares in the fund had closed.

. . .

- **Request No. 6: Copies of all plans for deduction and payment of 12b-1 fees.**
- **Request No. 7: All minutes of board of director meetings wherein 12b-1 fees were discussed or approved.**
- **Request No. 8: All records showing all votes by each director on any vote to adopt or continue plans for 12b-1 fees.**
- **Request No. 9: All records and materials presented to directors for consideration relating to adoption or continuation of any 12b-1 plans.**
- **Request No. 10: All records of payments to any entity of funds derived from 12b-1 fees.**
- **Request No. 11: All records that document any alleged benefits flowing to investors of 12b-1 funds charged after the sale of new shares in the fund has been closed.**
- **Request No. 12: All records that document any alleged benefit flowing to investors who have been charged 12b-1 fees in a fund wherein other classes of investors in the same fund have not been charged the same 12b-1 fees.**
- **Request No. 13: All accounting records of 12b-1 charges and payments made from such charges that have been deducted from funds owned by members of the proposed class.**
- **Request No. 14: All reports of expenditures of 12b-1 funds collected from members of the proposed class that were prepared as required by 17 C.F.R. §270.12b-1(b)(3)(iii).**

Plaintiff immediately complied with Defendants' request to narrow the information and documents sought; however, despite that compliance, Defendants uniformly objected and refused to answer foregoing interrogatories on the basis that they purportedly sought "information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence." See Defendants' Objections To Plaintiff's first Interrogatories And Requests For Production Of Documents to Defendants, attached as Exhibit "B" to Plaintiff's Motion to Compel Discovery. In response to this narrowing discovery requests, the Defendants declined to provide any information and has objected to all of Plaintiff's discovery requests. Moreover, the Defendants now refuse to produce documents identified by the Defendants in their Rule 26(a)(1) Initial Disclosures.

Plaintiff's claims in this case are centered around the advertising and other fees associated with Defendants' imposition of 12b-1 fees to shareholders either (a) once the fund has closed; and/or (b) Defendants' failure to assess those fees uniformly across classes of shareholders. The interrogatories and requests set forth above seek to determine who the individuals making these decisions and the written documentation associated with these decisions were. It is imperative that Plaintiff is provided this information so that he may determine where the documents and decision-makers regarding these issues reside; therefore, allowing him to make a proper showing to the Court regarding venue.

In narrowing his requests to Defendants, Plaintiff eliminated[1] those requests for information and documents that went to the issues of class certification and solely the merits of the case. Rather, Plaintiff's current requests seek information and documents that will reveal the identity and location of witnesses; hence, revealing information that is reasonably calculated to lead to the discovery of admissible evidence regarding the issue of venue. Once Defendants have produced the information

---

1

Plaintiff's narrowing of his previous interrogatories and requests is in no way meant to be construed as a waiver or abandonment of the original requests. Rather, Plaintiff's narrowing of the requests is simply to comply with the Court's Order of September 8.

responsive to the requests set forth above, the parties will be able to more adequately address the issue of venue.

Moreover, each of Plaintiff's narrowed interrogatories and document requests are premised upon information that *Defendants are statutorily required to maintain*, as evidenced by the following:

> (2) For purposes of this section, such a company will be deemed to be acting as a distributor of securities of which it is the issuer, other than through an underwriter, if it engages directly or indirectly in financing any activity which is primarily intended to result in the sale of shares issued by such company, ***including, but not necessarily limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature.***
>
> > (b) A registered, open-end management investment company ("Company") may act as a distributor of securities of which it is the issuer: *Provided*, That ***any payments made by such company in connection with such distribution are made pursuant to a written plan describing all material aspects of the proposed financing of distribution and that all agreements with any person relating to implementation of the plan are in writing***: *And further provided*, That:
> >
> > (1) ***Such plan has been approved by a vote of at least a majority of the outstanding voting securities of such company***, if adopted after any public offering of the company's voting securities or the sale of such securities to such persons who are not affiliated person so of the company, affiliated persons of such persons, promoters of the company, or affiliated persons of such promoters.
> >
> > (2) ***Such plan, together with any regulated agreements, has been approved by a vote of the board of directors of such company***, and the directors who are not interested persons of the company and have no direct or indirect financial interest in the operation of the plan or in any

> agreements related to the plan, cast in person at a meeting for the purpose of voting on such plan or agreements;
>
> . . .
>
> (d) ***In considering whether a registered open-end management investment company should implement or continue a plan in reliance on paragraph (b) of this section, the directors of such company shall have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether such plan should be implemented or continued***; in fulfilling their duties under this paragraphs the directors should consider and give appropriate weight to all pertinent factors ***and minutes describing the factors considered and the basis for the decision to use company assets for distribution must be made and preserved in accordance with paragraph (f) of this section***.
>
> (e) A registered open-end management investment company may implement or continue a plan pursuant to paragraph (b) of this section only if the directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under sections 36(a) and (b)(15 U.S.C. 80a-35(a) and (b)) of the Act, that there is a reasonable likelihood that the plan will benefit the company and its shareholders; and
>
> (f) ***A registered open-end management investment company must preserve copies of any plan, agreement or report made pursuant to this section for a period of not less than six years from the date of such plan, agreements or report, the first two years in an easily accessible place***.

17 C.F.R. §270.12b-1(b)(3)(ii). (italicized emphasis in original) (bold, italicized emphasis added)

As set forth above, Defendants are statutorily required to maintain records regarding the imposition of any plan relating to the sale of shares in the company including advertising, printing and mailing of prospectuses and/or any other activities contemplated by 12b-1 fees. Plaintiff should be allowed to receive this information and to review documents in order to determine what witnesses need to be deposed and which documents will be relevant to class certification and the trial of this matter It is only <u>after</u> the review of these documents that Plaintiff will be able to make an appropriate showing regarding venue.

Plaintiff needs the requested discovery to identify who may be witnesses, which witnesses are important and which witnesses may not be needed. Production of the requested documents may obviate the need of many of the witnesses to come to trial. Indeed, the documents may form the factual foundation for expert testimony and the decision of key issues as a matter of law.

Wright & Miller provides:

> Little attention will be given to the convenience of witnesses if it is unlikely that they will appear at the trial in any event.
>
> The most important limitation on transfers to suit the convenience of witnesses is the showing that is required to justify such a transfer. The courts with one accord, have refused to let applications for transfer become "a battle of numbers." The rule is that these applications are not determined solely upon the outcome of a contest between the parties as to which of them can present a longer list of possible witnesses located in the respective districts in which each party would like to try the case. The party seeking the transfer must clearly specify the key witnesses to be called and must make a general statement of what their testimony will cover. The emphasis must be on this showing rather than on numbers. One key witness may outweigh a great number of less important witnesses. If a party has merely made a general allegation that witnesses will be necessary, without identifying them and indicating what their testimony will be the application for transfer will be denied.

Wright & Miller, *Federal Practice & Procedure* § 3851, pp. 423-428.

Generally, the convenience of expert witnesses is irrelevant to venue. *Id.* § 3852, p.433.

WHEREFORE, PREMISES CONSIDERED, Plaintiff respectfully requests that the Court compel Defendant's Responses to Plaintiff's First Interrogatories and Requests For Production.

Respectfully submitted,



John C. Bell, Jr.
Georgia State Bar No. 048600
Bell & James
945 Broad Street, 3rd Floor
P.O. Box 1547
Augusta, Georgia 30903-1547
706/722-2014

K. Stephen Jackson
K. STEPHEN JACKSON, P.C.
Black Diamond Building
2229 First Avenue North
Birmingham, Alabama 35203

Andrew P. Campbell
Wendy T. Tunstill
CAMPBELL, WALLER & POER, LLC
2100-A SouthBridge Parkway, Suite 450
Birmingham, Alabama 35209

COUNSEL FOR PLAINTIFF

CERTIFICATE OF SERVICE

I hereby certify that a copy of the foregoing **BRIEF IN SUPPORT OF PLAINTIFF'S MOTION TO COMPEL DISCOVERY,** has been served upon opposing counsel by depositing same in the United States mail with proper postage affixed thereto and addressed as follows:

Thomas W. Tucker, Esquire
TUCKER, EVERITT, LONG,
BREWTON & LANIER
P.O. Box 2426
Augusta, GA 30903-2426

Daniel A. Pollack, Esquire
Edward T. McDermott, Esquire
Anthony Zaccaria, Esquire
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036

this 19th day of November, 2004.



John C. Bell, Jr.
Counsel for Plaintiff

IN THE UNITED STATES DISTRICT COURT

FOR THE SOUTHERN DISTRICT OF GEORGIA

DUBLIN DIVISION

HERMAN C. RAGAN, derivatively, and on behalf of himself and all others similarly situated,	)	CIVIL ACTION FILE NO. CV 304-031
Plaintiff,	)	
VS.	)	
INVESCO FUNDS GROUP, INC. and A I M DISTRIBUTORS, INC.,	)	
Defendants.	)	

DEFENDANTS' OPPOSITION TO PLAINTIFF'S MOTION TO COMPEL DISCOVERY

In its order of September 8, 2004, this Court, after having heard oral argument on defendants' motion to transfer venue, provisionally denied said motion and ruled that the plaintiff could "proceed with limited discovery on matters which are reasonably calculated to address the issues of venue and transfer." (September 8, 2004 Order at p. 2).

On September 2, 2004 (the date of the hearing on defendants' motion to transfer), the plaintiff served interrogatories and requests for production upon defendants. Since this discovery was very broad and had been served prior to this Court's September 8th Order limiting discovery, the undersigned requested counsel for the plaintiff to serve discovery specifically addressed to the issues of venue and transfer as directed by the Court. Instead of tailoring discovery to these issues, plaintiff simply marked more than half of his previously prepared interrogatories and requests for production of documents with an asterisk and re-served them, contending these related to venue and transfer. Since the original discovery was served on the day of the hearing and before this Court's September 8th Order limiting discovery to issues of venue and transfer, it is obvious they were all prepared with issues unrelated to venue and transfer in mind and have nothing to do with ascertaining information concerning convenience to the witnesses or parties or interest of justice. To now argue they relate only to venue and transfer borders on disingenuousness.[1]

INTERROGATORIES SEVEN AND EIGHT

In these interrogatories, the plaintiff requested the identity of all directors who voted for or against plans to charge 12b-1 fees to investors in funds after the sale of shares in the fund had been closed or wherein other investors had been charged lesser or no such fees. Defendants objected to these interrogatories on the grounds that they were not reasonably calculated to address the issues of venue and transfer. Defendants provided the names and addresses of potential witnesses in the affidavit of Kevin M. Carome, Vice President of A I M Distributors, Inc., attached to their motion to transfer which illustrated that the majority of witnesses with pertinent knowledge about these issues resides in the Southern District of Texas.

---

[1] Moreover, these requests and interrogatories are objectionable on the grounds that they are overly broad, unduly burdensome and call for information that is not relevant to the subject matter of this action (and, more pertinent at bar, defendants' 1404(a) transfer motion), and not reasonably calculated to lead to the discovery of admissible evidence. By way of example only, defendants object to the requests to the extent that they seek documents other than those regarding the funds in which plaintiff Ragan purports to be a shareholder. Ragan lacks standing to challenge fees paid by mutual funds in which he does not own shares. See *Kauffman v Dreyfus Fund, Inc.*, 434 F.2d 727, 734-37 (3d Cir. 1970); *In re Eaton Vance Corp. Sec. Litig.*, 220 F.R.D. 162 (D. Mass. 2004); *Nenni v. Dean Witter Reynolds, Inc.*, 1999 U.S. Dist Lexis 23351 at **5-6 (D. Mass. Sept. 29, 1999).

INTERROGATORY NINE

In this interrogatory, plaintiff seeks the identity of all entities to whom payments have been made from the 12b-1 funds which have been collected and also requests the date and amount of each such payment. This information has absolutely nothing to do with the issues of transfer and venue. Whether or not such payments have been made and to whom cannot aid this Court in making its decision as to whether or not it should transfer the case for the convenience of the parties and witnesses and in the interest of justice.

INTERROGATORY TEN

In this interrogatory, plaintiff requests the identity of all parties who have made presentations or prepared reports that were presented to board members. Again, the identity of these parties does not relate to the issues of venue and transfer and would add nothing to assist this Court in deciding whether or not to transfer.

INTERROGATORIES ELEVEN AND TWELVE

These interrogatories are directed to having the defendants identify all persons who at any time have expressed an opinion relied upon by board members concerning the charging of 12b-1 fees under varying circumstances. Again, the identity of persons who may have expressed opinions to board members does not impact on the issues of transfer and venue.

REQUESTS NO. 6, 7, 8, 9, 11, 12, 13 and 14

In these requests, the plaintiff seeks production of various documents pertaining to 12b-1 fees including: (6) copies of all plans for deduction and payment of such fees; (7) all minutes of all board of director meetings wherein such fees were discussed or approved; (8) records showing all votes by each director on any vote to adopt or continue plans for such fees; (9) all records and materials presented to directors for consideration relating to adoption or continuation of any 12b-1 plan; (11) all records that document any alleged benefits flowing to investors of 12b-1 funds charged after the sale of new shares in the fund has been closed; (12) all records that document any alleged benefit flowing to investors who have been charged 12b-1 fees in a fund wherein other classes of investors in the same funds have not been charged the same 12b-1 fees; (13) all accounting records of 12b-1 charges and payments made from such charges that have been deducted from funds owed by members of the proposed class; and (14) all reports of expenditures of 12b-1 funds collected from members of the proposed class that were prepared as required by 17 C.F.R. § 271, 12b-1(b)(3)(2i). The copies of these documents are simply not relevant to the issues of transfer and venue. By affidavit, defendants have already testified that none of its records are maintained in the Southern District of Georgia and that the "vast bulk of those records are now lodged in the Southern District of Texas." (Affidavit of Kevin Carome, ¶ 7). Providing the plaintiff copies at this stage when the Court has limited the plaintiff's inquiry to the issues of venue and transfer is of no benefit to the plaintiff and would subject the defendants to unjustified trouble and expense.

OTHER PENDING CASES: INTEREST OF JUSTICE

All cases raising similar types of claims as the plaintiff herein is making have either been filed in or transferred to the Southern District of Texas where the vast bulk of the documents is located along with the great majority of witnesses. It should also be pointed out that at the present time, there are no cases against these defendants challenging advisory fees or 12b-1 fees pending in any district court in the country other than the Southern District of

Texas. In *Zucker v. A I M Advisors, Inc., et al.*, Civil Action No. H-03-5653 (Judge Werlein) and *Lieber v. A I M Advisors, Inc., et al.*, Civil Action No. H-03-5744 (Judge Werlein), complaints were filed in the Southern District of Texas in which various claims are made concerning 12b-1 fees being charged to closed funds. Cases transferred from the Middle District of Florida to the Southern District of Texas are *Papia v. A I M Advisors, Inc., et al.*, Civil Action No. 04-CV-2583 (Judge Atlas) and *Berdat v. INVESCO Funds Group, Inc., et al.*, Civil Action No. 04-CV-2555 (Judge Rainey), and they challenge advisory fees and 12b-1 fees. One case has been removed from a district court in Illinois to the Southern District of Texas and is styled *Kondracki v. A I M Advisors, Inc., et al.*, Civil Action No. 04-263 (Judge Hoyt) and involves advisory fees and 12b-1 fees.

Defendants respectfully submit this Court should deny plaintiff's motion to compel and grant their 1404(a) motion to transfer this action to the Southern District of Texas (Houston Division).



THOMAS W. TUCKER
Georgia Bar No. 717975

OF COUNSEL:

TUCKER, EVERITT, LONG, BREWTON & LANIER
Post Office Box 2426
Augusta, Georgia 30903
Telephone: 706-722-0771

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

Attorneys for Defendants INVESCO Funds Group, Inc. and A I M Distributors, Inc.

CERTIFICATE OF SERVICE

This is to certify that on the 7th day of December, 2004, I served a copy of the within and foregoing DEFENDANTS' OPPOSITION TO PLAINTIFF'S MOTION TO COMPEL DISCOVERY upon the following by depositing a copy of same in the United States mail with adequate postage affixed thereon to ensure proper delivery addressed as set forth below:

John C. Bell, Jr.
Bell & James
945 Broad Street, 3rd Floor
P. O. Box 1547
Augusta, GA 30903-1547

Andrew P. Campbell
Campbell, Waller & Poer, LLC
2100-A SouthBridge Parkway, Suite 450
Birmingham, Alabama 35209

K. Stephen Jackson
K. Stephen Jackson, PC
Black Diamond Bldg.
2229 First Avenue, North
Birmingham, Alabama 35203



THOMAS W. TUCKER
Georgia Bar No. 717975